EXHIBIT 99.1
                                                                    ------------



                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

         ITEM 1.           NAME AND ADDRESS OF REPORTING ISSUER
                           ------------------------------------

                           EnCana Corporation ("EnCana")
                           1800, 855 - 2nd Street S.W.
                           Calgary, Alberta
                           T2P 2S5

         ITEM 2.           DATE OF MATERIAL CHANGE
                           -----------------------

                           April 15, 2004

         ITEM 3.           NEWS RELEASE
                           ------------

                           EnCana issued a news release on April 15, 2004 (through Canada Newswire) at Calgary, Alberta which release disclosed the nature and substance of the material change.

         ITEM 4.           SUMMARY OF MATERIAL CHANGES
                           ---------------------------

                           On April 15, 2004, EnCana and Tom Brown, Inc. ("Tom Brown") entered into a merger agreement pursuant to which EnCana will acquire all of the outstanding shares of Tom Brown for US$48.00 per share.

         ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE
                           -----------------------------------

                           EnCana has entered into an agreement pursuant to which a wholly owned subsidiary of EnCana would acquire all of the outstanding shares of independent energy company Tom Brown of Denver, Colorado, for cash, at a price of US$48.00 per share. This results in total consideration, including debt, of US$2.7 billion.

                           The completion of EnCana's acquisition of Tom Brown is expected to add about 325 million cubic feet equivalent per day of current gas production, about
                           1.2 trillion cubic feet of proved gas reserves and about 2 million net undeveloped acres.

                           EnCana has arranged a US$3 billion non-revolving bridge financing with Royal Bank of Canada to fund the acquisition. On a pro forma basis and after the planned acquisition and divestitures, EnCana estimates that its debt to total capitalization ratio as at December 31, 2003 would have been 40:60. EnCana anticipates that due to the structure of its U.S. holdings and existing Tom Brown and EnCana tax pools, it will be able to shelter substantially all of its U.S. cash flow from income tax through 2005.

                           Under the terms of the agreement between EnCana and Tom Brown, a subsidiary of EnCana will commence a tender offer to purchase all of the outstanding shares of Tom Brown at a price of US$48.00 per share in cash. The boards of directors of both EnCana and Tom Brown have unanimously approved the transaction. The Tom Brown board of directors is recommending shareholders of Tom Brown accept the offer

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                                       -2-


                           and the directors of Tom Brown and senior executive team have informed EnCana of their intention to tender their shares to the offer, which is expected to commence within the next 10 business days and is expected to close prior to June 1, 2004. A vote of Tom Brown's stockholders will be required only if less than 90 percent of Tom Brown's shares are tendered into the EnCana offer. Under certain circumstances, should EnCana not be successful in acquiring the minimum number of shares required under the tender offer, and Tom Brown is acquired by, or in certain instances enters into an agreement to be acquired by another party, EnCana will receive a cash payment of US$80 million from Tom Brown.

                           Following completion of the tender offer and receipt of any necessary Tom Brown stockholder approval, Tom Brown will merge with a subsidiary of EnCana and each share of Tom Brown common stock not tendered in the tender offer will be converted into the right to receive US$48.00 in cash. Upon completion of the merger, Tom Brown will become a wholly owned subsidiary of EnCana.

                           The closing of the tender offer and merger of the EnCana subsidiary and Tom Brown are subject to customary terms and conditions, including the tender of at least a majority of Tom Brown's outstanding shares of common stock on a fully diluted basis and customary regulatory approvals.

         ITEM 6. RELIANCE ON SUBSECTION 7.1(2) AND (3) OF NATIONAL INSTRUMENT 51-102
                           -------------------------------------------------

                           Not applicable.

         ITEM 7.           OMITTED INFORMATION
                           -------------------

                           Not applicable.

         ITEM 8.           EXECUTIVE OFFICER
                           -----------------

                           Kerry D. Dyte, Corporate Secretary of EnCana, is a senior officer knowledgeable about the material change and may be reached at (403) 645-2000.

Dated on April 15, 2004 at Calgary, Alberta.


                                    ENCANA CORPORATION


                                    "Kerry D. Dyte"
                                    -------------------------------------------
                                    Kerry D. Dyte
                                    Corporate Secretary